Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Result of Annual General Meeting

Shenzhen, China, December 21, 2012– Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced that the Company held its 2012 Annual General Meeting (AGM) for shareholders on December 21, 2012. All of the resolutions submitted to the shareholders at the 2012 AGM were duly passed.

The resolutions approved by shareholders were: (1) appointment of Deloitte Touche Tohmatsu (HK) as the independent auditor of the Company for the fiscal year ended June 30, 2012 and ending June 30, 2013, respectively, and (2) approval and confirmation of the financial statements for the fiscal year ended June 30, 2011 and 2012, respectively.

About Noah Education Holdings Ltd

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region, and Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com